Filed by Hut 8 Corp.

Pursuant to Rule 425 Under the Securities Act of 1933, as amended

Subject Companies: U.S. Data Mining Group, Inc. and Hut 8 Mining Corp.

S-4 Commission File No.: 333-269738

Bitcoin Might Test $20K Level for Support; Hut 8 and US Bitcoin Corp Executives on Merger

CoinDesk TV

Interviewer: And finally shares of Hut 8 Mining continuing to slide about 30% after agreeing to merge with US Bitcoin Corp last week, this major consolidation move in the Bitcoin mining industry will see the two firms become wholly owned subsidiaries of the newly formed Hut 8 Corp. Hut 8 will gain access to hundreds of megawatts of cheap energy through the merger while US Bitcoin Corp gains a partner with a strong balance sheet. Joining us to discuss is Jamie Laverton, CEO of Hut 8 Mining and Asher Genoot co-founder and president of US Bitcoin Corp, Jamie and Asher a pleasure to have you on the show. And I guess, you know, start us off, you know, how did these m&a discussions come up? Jamie, if you want to start go for it.

Jamie Leverton: Absolutely, thank you so much for having us. I've been public for the last year that we really were focused on a growth strategy in this market. That would be a mix of organic and inorganic and so we've actively been paying close attention to what's been happening in the market and really looking for that perfect partner, who we are very thrilled we found in Mike and Asher and the whole team at USBTC.

Interviewer: So were you approached by Hut 8 and how did those conversations proceed?

Asher Genoot: Yeah, we've been in conversations and known Jamie and her team for a while now. I think on the US Bitcoin side, we've understood that in order to really be a leading factor in this industry, you have to have scale, you have to have access to capital, and you have to be in the public markets. And so for us, we've had ongoing discussions, both internally as a company on how we look to go public, and also looking at potential mergers. We've been close friends with the Hut 8 team and Jamie. And I think the connection got rekindled in the last six months. And we've deeply dove into these conversations and now have been able to announce it to everybody else.

Interviewer: So Asher, why is this a good move for USBTC?

Asher Genoot: Scale. If you look at what we’ve done the last three months, we've scaled and we've looked at diversifying our revenue streams, diversifying our business to be able to protect against downside. So in the secondary, you just said, if bitcoin does go down to 13,000, which we all hope it doesn't, we're still protected as a business, we have a strong stable Fiat base, cash flow and revenue stream. At the same time, we have unlimited upside by being able to have exposure to Bitcoin mining itself. And being able to have all of that upside. And so by combining with Hut 8 allows us to continue to gain that scale and continue to gain that diversified revenue stream, both from a business perspective but also from a geographical perspective with USBTC in the US in Hut 8’s operations in Canada.

Interviewer: And Jamie, was Hut 8 looking for opportunities like this because of crypto winter in terms of opportunities that, you know, it's the time to merge, it is a time to scoop up some with some companies. And is that a way for Hut 8 to scale?

Jamie Leverton: I think we've said this before bear markets are for building and I think we're in a very fortunate position where we came into this market already strong with a diversified business model with a very strong balance sheet. And what we have found in USBTC is a like minded partner, incredibly strong with their diversified strategy that's complementary to ours, their operations entirely in the US, ours entirely in Canada. USBTC being a private company doesn't have the same kind of front-of-house capabilities built out or governance that Hut 8 does as a public company dating back to 2018. So we really see this as an almost perfect marriage. There's very little overlap between the companies, Asher and his team have in-house software development capabilities, to purpose build software platforms and in House Energy and hedging team. These are all things that Hut 8 doesn't have today but are very compelling for us to be able to take advantage of as we as we go forward as a new entity.

Interviewer: I wonder what it says about you know, this is a major consolidation. The Bitcoin mining history is that bad for decentralization?

Jamie Leverton: Well I think what's fascinating about this merger is that it's not driven by self-mining exahash or combined self-mining exahash which is 5.6 which really is competitive but it's not a dominant amount of exahash controlled by this new entity. The beauty again of this merger are all the diversified revenue streams hosting from USBTC. The managed infrastructure operations which we’re super excited about I think there's a ton of opportunity for further growth which doesn't require capex is very protected from Bitcoin mining economics. And then on the Hut 8 side our high performance computing business is completely diversified, not connected to hash rate. So where you can see that argument being made if this was just two large self-mining companies coming together and controlling a large share of the hash rate that's not what this merger is. This is a merger of equals that's really driven by diversified revenue streams and aligned philosophies and diversified geographies.

Interviewer: What are shareholders saying? You know, I mentioned that at the top, they were seeing share slide almost 30%. Since the announcement, what is the sentiment among shareholders?

Jamie Leverton: Actually, shareholders have been very excited, they were looking for a growth story from Hut 8, this is a great growth story. It's very on brand again, from a diversified strategy perspective, the slide and the shares, if you put the Bitcoin chart and overlaid it, Bitcoin has also fallen off over the same time period. So I don't think the stock performance is really a direct reflection of sentiments as much as the macro Bitcoin environment. And that chart looks very similar to our peers in the space. But I think as we continue to share more about this merger, I think people are going to get more and more excited as they understand just the true capability of this merged entity. And that diversified strategy that is really second to none in this space.

Interviewer: Asher, you want to jump in here? What is your outlook on Bitcoin going forward?

Asher Genoot: I don't really speculate on Bitcoin hence our diversified revenue stream, I think, what matters as a miner and as a company is to be able to protect against downside and really maximize upside for our shareholders. So a big perspective that we've always had is Bitcoin mining is an energy arbitrage. We're taking electrons we're operating extremely efficiently with our ASIC machines. And we're turning those into mined Bitcoin or mined Bitcoin for our customers who are hosting at our facilities or for the property management services that we provide to run facilities for other folks. And so for us, it's really how do we produce Bitcoin at the lowest possible costs, both from an energy perspective and from an efficiency perspective? And we do believe by gaining scale, we're able to lower our costs in doing so.

Interviewer: What would be the baseline cost of Bitcoin to remain profitable?

Asher Genoot: Yeah, so what we've always found extremely interesting about Bitcoin mining, it's a game of relativity, you are as competitive as you are compared to your peers. So when it comes to mining, there's three things that determine your revenue that drives into hash price, right? One is bitcoin price, with your network block rewards, and three is difficulty, the amount of other people competing for that same block reward. And so for us, we've always thought about it in terms of what is our cost of mining Bitcoin relative to our peers, and an all in cost basis. And so for that, that's where we think being able to operate the most efficiently by bringing in house our software. So as Jamie mentioned, we have two different focuses that we spent on software, one is on energy management, us being able to trade around our electrons and us being able to lower that cost of electricity in an automated fashion. And the second is a full software stack, which we call the operator, which is the full software stack around operating our facilities and operating them extremely, extremely efficiently. Being able to know when miners are down using automated algorithm to bring those miners back up. And so for us when it comes to your cost of mining and Bitcoin, when Bitcoin goes to $60,000, everybody's cost of mining Bitcoin goes up, because your network difficulty increases because more competition comes in. When Bitcoin prices come down, folks that are not as efficient will turn offline, bringing network difficulty down. And so for us, what we strive to be is always in the top performance in terms of difficulty, and being the highest operators where we can always be able to ride on the right side of those cycles.

Interviewer: So do you know that now that you're a merged company, what that baseline number for Bitcoin would be to remain profitable?

Jamie Leverton: The deal hasn't closed yet. So we're not a merged entity until we close.

Interviewer: Okay, a timeline for that?

Jamie Leverton: We have targeted by the end of q2, but of course, not everything's within our control. We're working as quickly as we can, inside both Hut and USBTC.

Interviewer: All right, well, good luck, folks. Thank you so much, Jamie and Asher for joining us. Jamie Leverton and the US Bitcoin Corp President Asher Genoot.

Additional information about the transaction and where to find it

In connection with the transaction, that, if completed, would result in Hut 8 Corp. (“New Hut”) becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities Exchange Commission (the “SEC”). U.S. Data Mining Group, Inc. (“USBTC”) and Hut 8 Mining Corp. (“Hut 8”) urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

Cautionary note regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 Mining Corp. (“Hut 8”) or U.S. Data Mining Group, Inc. (“USBTC”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of each company’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the transaction, including Hut 8 Corp.’s (“New Hut”) assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) the expected synergies related to the transaction in respect of strategy, operations and other matters; (iv) projections related to expansion; (v) expectations related to New Hut’s hashrate and self-mining capacity; (vi) acceleration of ESG efforts and commitments; and (vii) the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 and USBTC as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites.

For further information:

Hut 8 investor contact:

Sue Ennis

sue@hut8.io

Hut 8 media contact:

Erin Dermer

erin.dermer@hut8.io

USBTC contact:

Matt Prusak

mprusak@usbitcoin.com